Exhibit 99.1

Silicon Motion Announces Results for the Period Ended June 30, 2014

Second Quarter 2014

Financial Highlights

•	Net sales increased 31% quarter-over-quarter to US$69.4 million from US$52.8 million in 1Q14

•	Gross margin (non-GAAP1) increased to 52.2% from 48.6% in 1Q14

•	Operating expenses (non-GAAP) increased to US$19.9 million from US$16.9 million in 1Q14

•	Operating margin (non-GAAP) increased to 23.5% from 16.7% in 1Q14

•	Diluted earnings per ADS (non-GAAP) increased to US$0.41 from US$0.16 in 1Q14

Business Highlights

•	Highest Mobile Storage revenue in our corporate history

•	SSD+Embedded revenue is now well over half of total revenue

•	eMMC controller revenue grew 65% sequentially

•	Our eMMC controllers are now shipping in devices of all top ten non-iOS smartphone OEMs

•	Secured new SATA 3 client SSD platform-win targeting global PC OEMs by our SSD OEM customer for 1H 2015 mass production

•	Secured SATA 3 client SSD controller design-win with 2nd NAND flash vendor and additional SSD controller design-win with 1st NAND flash vendor, both for 1H 2015 mass production

•	Began shipping LTE-Advanced transceiver to our Korean handset OEM partner

•	Secured two additional LTE-Advanced transceiver design-wins with Korean handset OEM

Taipei, Taiwan, July 29, 2014 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended June 30, 2014. For the second quarter, net sales increased 31% quarter-over-quarter to US$69.4 million from US$52.8 million in the first quarter. Net income (non-GAAP) of US$14.1 million or US$0.41 per diluted ADS in the second quarter increased as compared to US$5.4 million or US$0.16 per diluted ADS in the first quarter.

GAAP net income for the second quarter increased quarter-over-quarter to US$13.9 million or US$0.41 per diluted ADS from a GAAP net income of US$3.8 million or US$0.11 per diluted ADS in the first quarter.

[1]

Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Second Quarter 2014 Financial Review

Commenting on the results of the second quarter, Silicon Motion’s President and CEO Wallace Kou said:

“The second quarter was an outstanding quarter for the Company as all our new growth products contributed to strong 31% sequential growth. Our SSD plus embedded revenue grew over 55% and accounted for well over 50% of total revenue. Within our SSD plus embedded products, both our eMMC controllers and SATA 3 client SSD controllers grew strongly. Our eMMC controllers grew 65% as one of our Korean NAND flash partners increased its global eMMC market share more rapidly than anticipated and our other NAND flash partner continued ramping its new TLC eMMC. Our eMMC controllers are now used in the devices manufactured by all of the top ten non-iOS smartphone OEMs, two more than last quarter. Our SSD controller sales also grew stronger than expected as our module maker customers aggressively marketed SSDs with our controllers to consumers. Additionally this quarter, we expanded our pipeline of SSD design-wins with OEMs by securing a new SSD platform-win targeting PC OEMs by our SSD OEM partner, a new NAND flash vendor customer and a new project with our first NAND flash OEM. We believe these new SSD and embedded controller businesses should scale through next year.

In the second quarter, we began initial sales of our LTE-Advanced transceiver to our Korean handset partner and secured two additional design wins for mass production in the third quarter of this year.”

Sales

Net sales in the second quarter were US$69.4 million, an increase of 31% compared with the first quarter. For the quarter, mobile storage products accounted for 85% of net sales and mobile communications 12% of net sales.

Net sales of our mobile storage products, which primarily include flash memory card, USB flash drive, SSD and embedded flash controllers, increased 30% sequentially in the second quarter to US$58.8 million.

Net sales of mobile communications products, which primarily include handset transceivers and mobile TV IC solutions, increased 54% sequentially to US$8.6 million in the second quarter.

Gross and Operating Margins

Gross margin (non-GAAP) increased to 52.2% in the second quarter as compared to 48.6% in the first quarter. GAAP gross margin increased in the second quarter to 52.2% as compared to 48.5% in the first quarter.

Operating expenses (non-GAAP) in the second quarter were US$19.9 million, an increase from US$16.9 million in the first quarter. Operating margin (non-GAAP) was 23.5%, an increase from 16.7% in the previous quarter. GAAP operating margin was 22.7% for the second quarter, an increase from 14.2% in the first quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.5 million, unchanged from the first quarter. GAAP net total other income was US$1.0 million, an increase from US$0.2 million in the first quarter.

Earnings

Net income (non-GAAP) was US$14.1 million for the second quarter, an increase from US$5.4 million in the first quarter. Diluted earnings per ADS (non-GAAP) were US$0.41 in the second quarter, an increase from US$0.16 per ADS in the first quarter.

GAAP net income was US$13.9 million for the second quarter, an increase from US$3.8 million in the first quarter. Diluted GAAP earnings per ADS in the second quarter were US$0.41, an increase from US$0.11 per ADS in the previous quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments increased at the end of the second quarter to US$160.9 million from US$158.6 million at the end of the first quarter.

Cash Flow

Our cash flows were as follows:

3 months ended June 30, 2014
(In US$ millions)
Net income	13.9
Depreciation & amortization	1.6
Changes in operating assets and liabilities	(2.2)
Others	(0.3)

Net cash provided by (used in) operating activities	13.0

Acquisition of property and equipment	(1.5)
Others	(4.7)

Net cash provided by (used in) investing activities	(6.2)

Dividend	(5.0)
Others	0.1

Net cash provided by (used in) financing activities	(4.9)

Effects of changes in foreign currency exchange rates on cash	0.4

Net increase (decrease) in cash and cash equivalents	2.3

During the second quarter, we had US$1.5 million of capital expenditures primarily relating to the purchase of software and design tools.

Returning Value to Shareholders

On April 22, 2014 the Board of Directors of the Company declared a US$0.15 per ADS quarterly dividend. On May 16, we paid $5.0 million as dividend payments to our shareholders.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“While we are pleased with our robust 2014 year-to-date performance and our expectations for the balance of this year, we are also looking forward to 2015 and are excited by our growing pipeline of SATA 3 client SSD and eMMC design-wins at major OEMs. We believe that we will increase our eMMC controller market share to 25% this year and have secured new programs with our NAND flash partners to drive strong continued eMMC growth next year. We now have one SSD OEM and two NAND flash partners with multiple new SSD program-wins that we believe will all start ramping in 1H 2015.”

For the third quarter of 2014, management expects:

•	Revenue to increase 15% to 20% sequentially

•	Gross margin (non-GAAP) to be in the 50% to 52% range

•	Operating expenses (non-GAAP) of approximately US$21 to US$23 million

For the full year 2014, management expects:

•	Revenue to increase 22% to 27% year-over-year

•	Gross margin (non-GAAP) to be in the 49.5% to 51.5% range

•	Operating expenses (non-GAAP) of approximately US$78 to US$80 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on July 29, 2014.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 6983 1835

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 6983 1835

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

–	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

–	Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2013 (US$)	Mar. 31, 2014 (US$)	Jun. 30, 2014 (US$)
Net Sales	58,322	52,848	69,411
Cost of sales	30,122	27,224	33,210

Gross profit	28,200	25,624	36,201
Operating expenses
Research & development	12,012	11,907	13,786
Sales & marketing	3,363	3,591	3,575
General & administrative	2,876	2,630	3,085

Operating income	9,949	7,496	15,755
Non-operating income (expense)
Gain on sale of investments	—	1	1
Interest income, net	384	474	548
Foreign exchange gain (loss),net	(93)	(230)	450
Others, net	2	2	1

Subtotal	293	247	1,000

Income before income tax	10,242	7,743	16,755
Income tax expense	2,698	3,915	2,810

Net income	7,544	3,828	13,945

Basic earnings per ADS	$0.23	$0.12	$0.41
Diluted earnings per ADS	$0.22	$0.11	$0.41
Margin Analysis:
Gross margin	48.4%	48.5%	52.2%
Operating margin	17.1%	14.2%	22.7%
Net margin	12.9%	7.2%	20.1%
Additional Data:
Weighted avg. ADS equivalents[2]	33,199	33,184	33,738
Diluted ADS equivalents	33,529	33,963	34,063

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Jun. 30, 2013 (US$)	Mar. 31, 2014 (US$)	Jun. 30, 2014 (US$)
GAAP net income	7,544	3,828	13,945
Stock-based compensation:
Cost of sales	33	58	15
Research and development	821	1,068	289
Sales and marketing	383	214	83
General and administrative	192	205	43

Total stock-based compensation	1,429	1,545	430

Non-recurring items:
Litigation expenses	87	(239)	146
Foreign exchange loss (gain),net	93	230	(450)

Non-GAAP net income	9,153	5,364	14,071

Shares used in computing non-GAAP diluted earnings per ADS	33,965	34,104	34,130
Non-GAAP diluted earnings per ADS	$0.27	$0.16	$0.41
Non-GAAP gross margin	48.4%	48.6%	52.2%
Non-GAAP operating margin	19.7%	16.7%	23.5%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2013 (US$)	Jun. 30, 2014 (US$)
Net Sales	115,687	122,259
Cost of sales	62,341	60,434

Gross profit	53,346	61,825
Operating expenses
Research & development	23,652	25,693
Sales & marketing	6,745	7,166
General & administrative	6,002	5,715

Operating income	16,947	23,251
Non-operating expense (income)
Gain on sale of investments	—	2
Interest income, net	837	1,022
Foreign exchange gain (loss),net	(404)	220
Others, net	114	3

Subtotal	547	1,247

Income before income tax	17,494	24,498
Income tax expense	5,113	6,725

Net income	12,381	17,773

Basic earnings per ADS	$0.37	$0.53

Diluted earnings per ADS	$0.37	$0.52

Margin Analysis:
Gross margin	46.1%	50.6%
Operating margin	14.7%	19.0%
Weighted average ADS:
Basic	33,241	33,461
Diluted	33,790	34,013

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Six Months Ended
	Jun. 30, 2013 (US$)	Jun. 30, 2014 (US$)
GAAP net income	12,381	17,773
Stock-based compensation:
Cost of sales	110	73
Research and development	2,346	1,357
Sales and marketing	904	297
General and administrative	547	248

Total stock-based compensation	3,907	1,975

Non-recurring items:
Vendor dispute	(1,717)	—
Litigation expenses	191	(93)
Foreign exchange loss (gain), net	404	(220)

Non-GAAP net income	15,166	19,435

Shares used in computing non-GAAP diluted earnings per ADS	34,233	34,117
Non-GAAP diluted earnings per ADS	$0.44	$0.57
Non-GAAP gross margin	44.7%	50.6%
Non-GAAP operating margin	16.7%	20.6%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Jun. 30, 2013 (US$)	Mar. 31, 2014 (US$)	Jun. 30, 2014 (US$)
Cash and cash equivalents	156,358	157,841	160,204
Short-term investments	—	727	743
Accounts receivable (net)	32,143	37,441	41,732
Inventories	29,330	30,982	45,185
Refundable deposits - current	15,215	15,310	19,829
Deferred income tax assets (net)	552	—	631
Prepaid expenses and other current assets	2,788	2,586	3,872

Total current assets	236,386	244,887	272,196
Long-term investments	133	133	133
Property and equipment (net)	29,170	30,211	30,234
Goodwill and intangible assets(net)	35,461	35,471	35,481
Other assets	4,283	4,513	4,814

Total assets	305,433	315,215	342,858

Accounts payable	16,216	14,199	27,922
Income tax payable	4,635	10,766	9,291
Accrued expenses and other current liabilities	23,308	13,651	18,451

Total current liabilities	44,159	38,616	55,664
Other liabilities	3,449	5,671	6,325

Total liabilities	47,608	44,287	61,989
Shareholders’ equity	257,825	270,928	280,869

Total liabilities & shareholders’ equity	305,433	315,215	342,858

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are handset transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected third quarter of 2014 and full year 2014 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2014. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; the effect, if any, on the price of our ADS as a result of the implementation of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2014. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com